SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023 (Report No. 8)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 20, 2023, Nano Dimension Ltd. (the “Registrant”) issued: (i) a press release titled “Nano Dimension Responds: Misconceptions By Anson, While Bistricer is In Hiding,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein; and (ii) a press release titled “Nano Dimension’s Chairman and CEO on Video Schedule,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

On March 21, 2023, the Registrant issued: (i) a press release titled “Nano Dimension’s Chairman & CEO and Chief Artificial-Intelligence-Technology Officer Dr. Eli David Discuss Deep Learning and Industrial Applications,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein; and (ii) a press release titled “Nano Dimension Shareholders Overwhelmingly Did NOT Support Murchinson’s Proposals in Invalid Meeting; Murchinson Deceives, But the Numbers Don’t Lie,” a copy of which is furnished herewith as Exhibit 99.4 and incorporated by reference herein.

The fifth and sixth paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.4 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on March 20, 2023, titled “Nano Dimension Responds: Misconceptions By Anson, While Bistricer is In Hiding.”
99.2	Press release issued by Nano Dimension Ltd. on March 20, 2023, titled “Nano Dimension’s Chairman and CEO on Video Schedule.”
99.3

Press release issued by Nano Dimension Ltd. on March 21, 2023, titled “Nano Dimension’s Chairman & CEO and Chief Artificial-Intelligence-Technology Officer Dr. Eli David Discuss Deep Learning and Industrial Applications.”

99.4

Press release issued by Nano Dimension Ltd. on March 21, 2023, titled “Nano Dimension Shareholders Overwhelmingly Did NOT Support Murchinson’s Proposals in Invalid Meeting; Murchinson Deceives, But the Numbers Don’t Lie.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 21, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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